UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 7, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                            Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 7, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: June 7, 2016
16-23-TR

Teck Announces Early Results of Cash Tender Offers

Vancouver, B,C. -- Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) ("Teck") today announced the early results of its previously announced cash tender offers (the "Tender Offers") to purchase up to US$1,000,000,000 aggregate principal amount (subject to increase by Teck, the "Aggregate Maximum Tender Amount") of the following series of notes issued by Teck:

—	3.150% Notes due 2017 (the "3.150% 2017 Notes");
—	3.850% Notes due 2017 (the "3.850% 2017 Notes");
—	2.500% Notes due 2018 (the "2018 Notes"); and
—	3.000% Notes due 2019 (the "2019 Notes" and, together with the 3.150% 2017 Notes, the 3.850% 2017 Notes and the 2018 Notes, the "Notes").

Teck also announced today that it increased the aggregate maximum principal amount of Notes that may be accepted for purchase in the Tender Offers from US$1,000,000,000 to US$1,250,000,000 (as so increased, the "Revised Aggregate Maximum Tender Amount"). This announcement amends the Offer Documents (as defined below) with respect to the Aggregate Maximum Tender Amount. All other terms and conditions of the Tender Offers described in the Offer Documents remain unchanged.

According to information received from Global Bondholder Services Corporation ("GBSC"), the Depositary and Information Agent for the Tender Offers, as of 5:00 p.m., New York City time, on June 6, 2016 (that date and time, the "Early Tender Date"), Teck had received valid tenders from holders of the Notes as outlined in the table below.

								Dollars per U.S.$1,000 Principal Amount of Notes
Title of Notes	CUSIP Number	Aggregate Principal Amount Outstanding (U.S.$)	Principal Amount Tendered (U.S.$)	Tender Cap (U.S.$)	Principal Amount Accepted (U.S.$)	Approximate Proration Factor	Acceptance Priority Level	Total Consideration (U.S.$) (1)
3.150% Notes due 2017	878742AU9	$300,000,000	$266,274,000	N/A	$266,274,000	100%	1	$1,013.75
3.850% Notes due 2017	878742AR6	$300,000,000	$284,264,000	N/A	$284,264,000	100%	2	$1,032.50
2.500% Notes due 2018	878742AX3	$500,000,000	$477,526,000	N/A	$477,526,000	100%	3	$1,012.50
3.000% Notes due 2019	878744AA9	$500,000,000	$372,189,000	$300,000,000	$221,936,000	59.6%	4	$977.50

____________________
(1) Includes the Early Tender Premium (as defined below).

Teck also announced that it intends to accept for purchase US$1,250,000,000 aggregate principal amount of Notes, which is the Revised Aggregate Maximum Tender Amount validly tendered (and not validly withdrawn) on or before the Early Tender Date, subject to all conditions to the Tender Offers having been either satisfied or waived by Teck. These Notes will be purchased on the "Early Settlement Date", which will be determined at Teck’s option and is currently expected to occur on June 7, 2016, subject to all conditions to the Tender Offers having been either satisfied or waived by Teck.

The amount of each series of Notes that is to be purchased on the Early Settlement Date will be determined in accordance with the acceptance priority levels and the proration procedures described in the Offer Documents, subject to the Revised Aggregate Maximum Tender Amount and the Tender Cap (as described in the above table) for the 2019 Notes. It is expected that the 3.150% 2017 Notes, the 3.850% 2017 Notes and the 2018 Notes accepted for purchase will not be subject to proration and the 2019 Notes accepted for purchase will be subject to a proration factor of approximately 59.6%. Payments for Notes purchased will include accrued and unpaid interest from and including the last interest payment date applicable to the relevant series of Notes up to, but not including, the applicable Settlement Date (as such term is defined in the Offer to Purchase). In addition, because the Tender Offers were fully subscribed as of the Early Tender Date, holders who validly tender Notes after such date and on or before the Expiration Date (as defined below) will not have any of their Notes accepted for purchase, unless Teck further increases the Revised Aggregate Maximum Tender Amount. Teck reserves the right, but is under no obligation, to further increase the Revised Aggregate Maximum Tender Amount or the Tender Cap at any time, subject to compliance with applicable law.

Notes tendered in the Tender Offers that have not been accepted for purchase due to proration will be returned promptly to the tendering holders.

The Tender Offers are being made pursuant to the terms and conditions described in its Offer to Purchase, dated May 23, 2016, and related Letter of Transmittal (together, the "Offer Documents").

Subject to the terms and conditions of the Tender Offers, the consideration for each US$1,000 principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offers will be the tender offer consideration for such series of Notes set forth in the Offer Documents (with respect to each series of Notes, the "Tender Offer Consideration"). Holders of Notes that were validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for purchase pursuant to the Tender Offers will receive the applicable Total Consideration (as defined below) for such series, which includes the early tender premium for such series of Notes set forth in the Offer Documents (with respect to each series of Notes, the "Early Tender Premium" and, together with the applicable Tender Offer Consideration, the "Total Consideration").

The Tender Offers will expire at 12:00 midnight, New York City time, at the end of the day on June 20, 2016, unless extended or earlier terminated by Teck (the "Expiration Date"). No tenders submitted after the Expiration Date will be valid. The settlement date, if necessary, for Notes validly tendered after the Early Tender Date and on or before the Expiration Date and which are accepted for purchase (the "Final Settlement Date") is expected to occur on the first business day following the Expiration Date. Since the Withdrawal Deadline (as defined in the Offer to Purchase) has passed, Notes tendered after the Early Tender Date may not be withdrawn, subject to applicable law.

The Tender Offers are subject to the conditions described in the Offer Documents. However, the financing condition described in the Offer Documents (the “Financing Condition”) is expected to be satisfied on June 7, 2016, upon the closing of Teck’s previously announced offering of senior unsecured notes in an aggregate principal amount of US$1.25 billion. Full details of the terms and conditions of the Tender Offers are set forth in the Offer Documents, which are available from GBSC. Teck may amend, extend or terminate the Tender Offers at any time.

Goldman, Sachs & Co., BofA Merrill Lynch and J.P. Morgan Securities LLC are the dealer managers in the Tender Offers. Global Bondholder Services Corporation has been retained to serve as both the depositary and the information agent for the Tender Offers. Persons with questions regarding the Tender Offers should contact Goldman, Sachs & Co. at (toll-free) (800) 828-3182 or (collect) (212) 902-6941, BofA Merrill Lynch at (toll-free) (888) 292-0070 or (collect) (980) 388-3646 or J.P. Morgan Securities LLC at (toll-free) (866) 834-4666 or (collect) (212) 834-8553. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other related materials should be directed to Global Bondholder Services Corporation at (toll-free) (866) 807-2200 or (collect) (212) 430-3774.

None of Teck, its board of directors, the dealer managers, the depositary or the information agent, the trustee with respect to the Notes or any of Teck's or their respective affiliates, makes any recommendation as to whether holders of the Notes should tender any Notes in response to the Tender Offers. The Tender Offers are made only by the Offer to Purchase and related Letter of Transmittal. The Tender Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the Tender Offers are required to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of Teck by the dealer managers, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as "forward-looking statements"). Forward-looking statements include: statements regarding the terms and timing for completion of the Tender Offers, including but not limited to the acceptance for purchase of any Notes validly tendered and the expected Settlement Dates and Expiration Date; and the satisfaction or waiver of certain conditions of the Tender Offers, including the Financing Condition.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to Teck's Tender Offers, and other risk factors as detailed from time to time in Teck's reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

Investor Contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

For Immediate Release	Date: June 7, 2016
16-24-TR

Teck Bond Offering Closes

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that its previously-announced offering of US$1.25 billion of senior unsecured notes, consisting of US$650 million aggregate principal amount of five-year notes and US$600 million aggregate principal amount of eight-year notes, has closed. Teck has applied all of the net proceeds from the offering to fund its previously-announced tender offers to purchase for cash up to US$1.25 billon principal amount of its 3.150% Notes due 2017, 3.850% Notes due 2017, 2.500% Notes due 2018 and 3.000% Notes due 2019.

The notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the notes and shall not constitute an offer, solicitation or sale of any notes in any jurisdiction where such offering or sale would be unlawful. This press release shall not constitute an offer to purchase the outstanding notes subject to the tender offers. The tender offers are being made only pursuant to the offer to purchase and related letter of transmittal.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Investor Contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com